Exhibit 99.1

Ballard Announces Sale of Telecom Backup Power Systems to Aditya Birla in India

VANCOUVER, Sept. 30, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced receipt of a purchase order from Aditya Birla Group (Aditya; www.adityabirla.com) for fifty (50) ElectraGenTM-H2 direct hydrogen modules that will be deployed in the Idea Cellular network in India (www.ideacellular.com). All modules are expected to be shipped in 2015. This order represents the first step in a planned deployment of as many as 200 systems by the end of 2016.

The Aditya Birla Group is a US$41 billion conglomerate with 120,000 employees in 42 countries. Idea Cellular, is one of India's largest wireless service providers and is a member company of the Aditya Birla Group of companies. Idea Cellular has 165 million subscribers, including 37 million data users, and revenue of US$5 billion which represents 18% market share. Idea Cellular has untaken extensive testing and trialing of Ballard's ElectraGenTM product since late-2013.

The Aditya Birla Group has been a leading innovator in the many industrial sectors in which it operates. Its chemical division, ABCIL, owns chemical processing facilities throughout India. A number of these plants generate hydrogen as a by-product of chemical production processes. As yet another business innovation, the Company plans to capture its low cost by-product hydrogen from select chemical plants and utilize it as a fuelling source for the newly ordered ElectraGenTM-H2 modules, which it plans to deploy in the Idea Cellular wireless network.

"Aditya Birla is leveraging its existing chemical production assets to reduce the cost of the entire ecosystem needed for delivery of a highly reliable telecom backup power solution," said Steve Karaffa, Ballard's Chief Commercial Officer. "In India, where the electric grid itself is often unreliable, the need for cost-effective backup power is mission critical for wireless telecom operators."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated customer cost savings and product deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including risks related to our ability to develop and commercialize our products, risk of market acceptance of our products, general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 21:30e 30-SEP-15